UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-04186

(Check One): [ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2008

Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.    REGISTRANT INFORMATION

THE SAGEMARK COMPANIES LTD.
Full Name of Registrant
N/A
Former Name if Applicable
1285 Avenue of the Americas, 35th Floor, New York, New York 10019
Address of Principal Executive Office

PART II.    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]

(b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
[x]

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
[ ]

PART III.    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the discontinuance of a significant portion of our operating activities as of March 31, 2008, and delays in receiving certain information, including financial statements from a health care facility to which we provided administrative services through March 31, 2008, the report on Form 10-Q could not be timely filed without unreasonable effort or expense.

PART IV.    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

George W. Mahoney, 212.554.4219

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

EXPLANATION:

The insurance reimbursement rates for PET and PET/CT imaging procedures performed at our PET imaging centers on Medicare patients were reduced significantly as a result of the enactment of the Deficit Reduction Act of 2005 (Deficit Reduction Act or DRA) which became effective in January 2007. In 2007, we also had a declining trend in patient procedure volume at almost all of our imaging centers and we have lost significant market share to competitors due to obsolete equipment at three of our imaging centers. These factors have had a significant and material adverse affect on our ability to generate revenue from our PET imaging centers sufficient to support our current debt obligations and on-going operations.

Our significant debt obligations and continued operating losses have impeded our efforts to obtain the capital required to support our current debt obligations, on-going operations and further our radiation therapy ventures.

After review of our financial condition and meetings and discussions with senior management, our Board of Directors determined on February 6, 2008, that it was in our best interest and that of our shareholders and our creditors to seek a divestiture from our PET imaging centers and our radiation therapy ventures in an attempt to satisfy our debt obligations. Secured debt and guarantees related to our PET imaging operations at December 31, 2007 approximated $12.9 million. Additionally, as of such date we had guaranteed approximately $4.5 million of debt related to the radiation therapy ventures.

In connection with such decision, on February 25, 2008 we sold our equity interests in two of our PET imaging centers located in Rockville Centre and Forest Hills, New York, to a former employee and marketing consultant for cash proceeds of $325,000, and the assumption of all debt, resulting in the disposal of net liabilities with a gain on such disposal of $2,240,000 after the deduction of transaction costs of $39,000. We remained as a guarantor on certain equipment and leasehold improvements debt of $1,458,000 which adjusts downwards to zero over a twenty-four month period.

However, other than the above noted sale, although we aggressively attempted to divest ourselves of our PET imaging centers, we were unable to conclude any sales for our remaining PET imaging centers during the first quarter 2008 and no longer had the financial resources to continue operations. Accordingly, on March 11, 2008, at the direction of our Board of Directors, we began to terminate the operations of the imaging centers that we own or manage that are located in Wichita, Kansas, Parsippany, New Jersey, East Setauket, New York, Jacksonville, Florida, and Tamarac, Florida. As of March 31, 2008, we have one remaining PET imaging center in Hialeah, Florida that has continued its operations.

Additional details on the foregoing, as well as our other activities, will be set forth on our first quarter report 2008 to be filed on Form 10-Q.

THE SAGEMARK COMPANES LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2008	By:	/s/ George W. Mahoney
Name: George W. Mahoney
Title: President, Chief Executive Officer and Chief Financial Officer